CLARINS
PARIS

RECEIVED

2005 OCT 24 P 1:05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

05011980

RE : Clarins File N° 82-02960

SUPPL

Dear Sirs,

Enclosed is a copy of **Clarins 2005 Third Quarter net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

5, rue du Commandant Pilot • 92200 Neuilly-sur-Seine Cedex, FRANCE • Tél : 33 1 46 41 52 42 • Fax : 33 1 46 37 12 73
Société Anonyme à Directoire et Conseil de Surveillance au capital de 276 062 736 € • R.C. Nanterre B 775 668 155
www.clarins-paris.com

GROUPE
CLARINS

13th October 2005

2005 THIRD QUARTER
NET SALES UP 8.3 %

Net sales	2005	2004	Change (1)	Like-for-like(2)
	In M€	In M€	In %	In %
1st quarter	225.1	214.3	+5.1	+6.6
2nd quarter	235.5	219.1	+7.5	+8.8
1st half	**460.6**	**433.4**	**+6.3**	**+7.7**
3rd quarter	238.1	218.9	+8.7	+8.3
First nine months	**698.7**	**652.3**	**+7.1**	**+7.9**

Net sales growth of 8.3%(2) of the 2005 third quarter reinforces the Group confidence to reach its annual target.

The Beauty Division grew by 3.1% at average exchange rates and by 2.5% at constant exchange rates, after two consecutive quarters of decrease. This performance confirms the favourable sell out figures of the first semester.

The Perfume Division activity remains buoyant with an increase of 17.1%(2) in net sales. This quarter has been particularly marked by the start of the launch of *Alien*, the new feminine fragrance by Thierry Mugler.

North America and Asia, more consequently, remain the most dynamic areas.
Nevertheless, as in the 2nd quarter, Europe continued to show some signs of improvement.

For the first nine months ended September, the consolidated net sales with an increase of 7.9%(2) have overperformed the worldwide market growth.

With the last quarter events (a new advertisement campaign for Clarins Brand, the pursuit of launches of *Alien* by Thierry Mugler and of *Onyx/Silver Black*, a new version of *Azzaro Pour Homme*), the Group Management Board maintains its initial net sales objective of € 1 billion (at constant exchange rates) for 2005 fiscal year.

The Group will proceed on October 27 with a bonus issue of one share for six.

(1) At average exchange rates
(2) At constant exchange rates

NET SALES BY ACTIVITY				
Consolidated Data	**YTD At 30 September 2005**	**YTD At 30 September 2004**	**Change (1)**	**Like-for-like (2)**
	In M€	**In M€**	**In %**	**In %**
Beauty	424.2	427.3	-0.7	-0.3
Perfume	274.5	225.0	+22.0	+23.5
Total	**698.7**	**652.3**	**+7.1**	**+7.9**

NET SALES BY GEOGRAPHICAL AREA				
Consolidated Data	**YTD At 30 September 2005**	**YTD At 30 September 2004**	**Change (1)**	**Like-for-like (2)**
	In M€	**In M€**	**In %**	**In %**
Europe	412.3	400.3	+3.0	+3.4
North America	166.5	154.8	+7.5	+9.7
Asia	70.2	56.1	+25.1	+24.6
Other countries	49.7	41.1	+20.8	+22.3
Total	**698.7**	**652.3**	**+7.1**	**+7.9**

(1) At average exchange rates
(2) At constant exchange rates

Upcoming events (Subject to modifications)

- **2nd February 2006 : 2005 Net sales**
- **23rd March 2006 : 2005 Results**

NP
euronext NextPrime

Eurolist - Compartiment A

Investor Relations Department
Tél. : 33 (1) 46 41 41 25 – Fax : 33 (1) 45 00 35 88 – E-mail : finance@clarins.com
clarins-finance.com

CLARINS PARIS   AZZARO PARIS   Thierry Mugler   PARFUMS Stella Cadente